Energy Focus, Inc.
32000 Aurora Road, Suite B
Solon, OH 44139
December 23, 2015
VIA EDGAR
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    Energy Focus, Inc.
Registration Statement on Form S-3
File No. 333-208624
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energy Focus, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., Eastern time, on December 28, 2015 or as soon thereafter as practicable.
The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janet Spreen of Baker & Hostetler LLP at (216) 861-7564 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

Energy Focus, Inc.

By: _/s/ Marcia J. Miller
Marcia J. Miller
Chief Financial Officer